Via Facsimile and U.S. Mail
Mail Stop 6010

March 7, 2008

John L. McManus
President and Chief Executive Officer
Aeolus Pharmaceuticals, Inc.
23811 Inverness Place
Laguna Niguel, California 92677

**Re:     Aeolus Pharmaceuticals, Inc.**
**Form 10-K for Fiscal Year Ended September 30, 2007**
**Filed December 13, 2007**
**File No. 000-50481**

Dear Mr. McManus:

        We have reviewed your filing and have the following comment. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information to better understand your disclosure.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – September 30, 2007

Item 8.  Financial Statements and Supplementary Data

Financial Statements – September 30, 2007

Notes to Consolidated Financial Statements

G.  Stockholders' Equity (Deficit)

1.      Please provide us with your analysis demonstrating why you do not account for
        the warrants issued in your May 22, 2007 offering as derivative instruments
        within the scope of SFAS No. 133 and EITF 00-19.  As required by the
        Registration Rights Agreement, the securities were registered pursuant to an
        effective registration statement on July 19, 2007.  It appears that you must
        maintain the effectiveness of the registration statements while the warrants are
        outstanding and therefore the warrants do not allow for settlement in unregistered
        shares.  Refer to paragraphs 12-31 and 25 of EITF 00-19.  Further please reassess
        your decision to reclassify the Warrant Liabilities associated with prior equity
        issuances to Stockholders' Equity and provide us your analysis.

                                    *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response.  Please furnish a letter that keys your responses to our
comment and provide the requested information.  Detailed letters greatly facilitate our
review.  Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

John L. McManus
Aeolus Pharmaceuticals, Inc.
March 7, 2008
Page 3


       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comment.  In this regard, do not hesitate to contact me, at (202) 551-3679.

       Sincerely,


       Jim B. Rosenberg
       Senior Assistant Chief
       Accountant